Exhibit 99.1

Skillful Craftsman Education Appoints U.S.-Based Chief Financial Officer as It Plans to Expand Its North American Presence

●	Xinyue (Chris) Zhang named Chief Financial Officer, effective November 12, 2026

●	Appointment begins the build-out of a U.S.-based finance, capital markets and investor relations function as EDTK increases its focus on North America

●	EDTK continues to build its applied AI business across learning, skills training, AI technology services and interactive content

Hong Kong, November 12, 2026 — Skillful Craftsman Education Technology Limited (Nasdaq: EDTK) (“EDTK” or the “Company”), a company specializing in educational technology innovation, artificial intelligence (AI) skills training, and digital transformation for educational institutions, today announced that its Board of Directors has appointed Xinyue (Chris) Zhang as Chief Financial Officer, effective November 12, 2026. Mr. Zhang will be based in New York. Mr. Zhang will assume the role of Chief Financial Officer from Bin Fu, the Company’s Chairman and Chief Executive Officer, who has served as Acting Chief Financial Officer since August 8, 2026. Mr. Fu will step down as Acting Chief Financial Officer upon the effectiveness of Mr. Zhang’s appointment and will continue to serve as Chairman and Chief Executive Officer.

The appointment reflects a shift in where EDTK plans to do business. Over the past year, the Company has refocused on applied AI, from AI-powered learning and skills training to AI technology services and AI-driven interactive content, including the recent agreement for the acquisition of URAY to develop interactive digital content, game creation and global publishing business. As that strategy develops, EDTK intends to place a growing share of its operations, partnerships and investor engagement in the United States and North America, which the Company views as a key market both for AI applications and for its relationships with investors.

Mr. Zhang will lead the Company’s finance, financial reporting and capital markets functions, and will work with senior management on investor relations and on building the Company’s operating presence in the United States.

“We want EDTK to become an AI technology applications company that U.S. investors can follow closely and hold with confidence,” said Bin Fu, Chairman and Chief Executive Officer of EDTK. “That takes senior leadership on the ground here, clear reporting and relationships built over time. Chris knows this market and shares our long-term view. We expect North America to account for a growing share of what we do.”

“EDTK has a clear direction in applied AI,” said Mr. Zhang, “My priorities are straightforward: accurate and timely reporting, disciplined use of capital, and regular, open communication with the market. I look forward to working with Bin and the team as the Company builds out its presence in North America.”

About Mr. Zhang

Mr. Zhang has worked in U.S. capital markets for more than 8 years and has advised a number of U.S.-listed companies on capital markets strategy, SEC reporting, Nasdaq listing compliance and investor relations. He earlier worked at Capco and holds a Master of Science in Computer Science from the University of Southern California.

About Skillful Craftsman Education Technology Limited

Skillful Craftsman Education Technology Limited (“Skillful Craftsman” or the “Company”) is focused on advancing educational technology innovation, artificial intelligence (AI) skills training and digital transformation for educational institutions. The Company’s intelligent learning platforms and teaching management systems help companies and educational organizations achieve more effective training, teaching and learning experiences. The Company also provides software development, artificial intelligence technology services, API interface services and related product sales.

For more information, please visit the Company’s website at edtk.ai.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements represent the beliefs, projections, and predictions of the Company about future events. All statements other than statements of historical fact are forward-looking statements. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These statements are based on information available at the time they are made and reflect the management’s beliefs as of that time. However, they are subject to known and unknown risks, uncertainties, and other important factors that could cause actual results, performance, or achievements to differ materially from any future results, performance, or achievements described in or implied by such statements. Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times by which, or whether, our performance or results may be achieved. The Company disclaims any intention to, and undertakes no obligation to, update or revise any forward-looking statement.

Investor Relations Contact

Skillful Craftsman Education Technology Limited

Investor Relations

Mello Bai, Company Secretary

Email: mello.bai@edtk.ai